Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Things Feeling a Little Quiet Around Here?

Posted by Missy Cousino in Merger on Jun 10, 2013 5:20:49 PM

UPDATE: In case you haven’t heard the good news, US Airways shareholders have voted overwhelmingly to approve the Merger Agreement with American. Find more details about this significant milestone in a Merger space article.

I hope that by now, you’re all feeling fully plugged in to the exciting progress we’ve been making toward our potential merger with US Airways. A top priority of the new American is to make sure all of you are engaged in this process, and more importantly, are confident that your questions, thoughts and concerns are being heard. Through new Jetnet and all of our departmental communications, your managers, leaders and colleagues are working hard to make that goal a reality every day.

However, there are certain SEC regulations we have to follow, just like other U.S. companies seeking a merger. These regulations affect everything we communicate – both internally and externally. And beginning this week, those restrictions are expanding – which means our merger communications will be more objective, and a bit less frequent.

Why the shift? US Airways’ shareholders now have the opportunity to review the Form S-4 – the registration statement that explains all of the reasons that the American and US Airways boards of directors support and approved the proposed merger – to determine whether they’ll also vote to approve the merger at their annual meeting, scheduled for July 12.

To ensure this process is objective and fair, the SEC prohibits American and US Airways from communicating anything that could affect a stockholder’s vote. As a result, we’ll have to take a break from the constant, in-depth communications about the benefits of the merger that we’ve been providing you since the start of this process.

The good news? This period will only last about four weeks. Even better news is that you still have access to all the information we’ve developed up to this point — a comprehensive catalog of your Q&As, business education articles, leader blogs, how-tos, features and videos, all available on new Jetnet.

And you can still count on plenty of our regular communications – things about our day-to-day business, network growth, fleet renewal and products and services. You’ll even continue to hear about the integration process and the steps we have to accomplish to merge our two companies. Just don’t expect to see a lot about the benefits of our potential merger or what you’d see from our combined company.

So stay tuned. Before you know it, our topnotch communicators will be at it again, delivering daily updates on the tremendous work we’re doing to become the new American. The new senior leaders we introduced today are also anxious to get to know all of you better, so you can look forward to hearing much more from them in the future.

Talk to you soon!

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. AMR Corporation (“AMR”) has filed with the Securities and

Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a proxy statement of US Airways Group, Inc. (“US Airways”) that also constitutes a prospectus of AMR, and US Airways has filed with the SEC its definitive proxy statement on Schedule 14A. AMR and US Airways have mailed the proxy statement/prospectus to US Airways security holders. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AMR and US Airways through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.